Exhibit 99.1

NEWS RELEASE

Finish Line Contacts:

Dianna Boyce	Ed Wilhelm
Corporate Communications	Chief Financial Officer
(317) 613-6577	(317) 613-6914

JD Sports Fashion Plc Contacts:

Andrew Jaques	Brian Small
Barnaby Fry	Chief Financial Officer
MHP Communications	0161 767 1000
0203 128 8100

The Finish Line, Inc. Announces Entry Into Merger Agreement With JD Sports Fashion Plc

JD to acquire FINL for $13.50 per share in cash

INDIANAPOLIS, March 26, 2018 – Athletic retailer The Finish Line, Inc. (NASDAQ: FINL) announced today that it has entered into a merger agreement providing for JD Sports Fashion Plc (LSE: JD) to acquire 100% of the issued and outstanding Finish Line shares at a price of $13.50 per share in cash representing an aggregate deal value of approximately $558 million. JD is the leading European retailer of sports, fashion and outdoor brands.

“The Special Committee appointed by the Finish Line board recommended and the board voted unanimously to approve entering into this merger agreement,” said Bill Carmichael, Chairman of the Special Committee and Lead Director of the Finish Line Board of Directors. “With JD, Finish Line achieves immediate value for its shareholders and moves into a stronger position to compete as part of a global enterprise that leads in our industry.”

“Finish Line has long admired JD and their commitment to serve customers with premium brands through a unique and innovative retail experience,” said Sam Sato, Chief Executive Officer of Finish Line. “We are thrilled to partner with them and look forward to realizing the impact we will have on the marketplace together.”

“We are extremely excited to be joining up with Finish Line, a well-established US operator,” said Peter Cowgill, Executive Chairman of JD. “The acquisition represents an excellent opportunity for JD to establish its market leading multi-brand proposition in the world’s largest athleisure market. It immediately offers a major presence in the US, a clear next step to further increase our global scale. Finish Line has many similarities to JD with a strong bricks and mortar offering complemented by an advanced and well-invested digital platform. We are looking forward to working with Finish Line’s experienced management team to bring best in class retail theatre to the US. Our combined extensive knowledge of the retail market and our product and marketing relationships with global brand partners will benefit our customers, in turn supporting the continued future growth of JD.”

Transaction Highlights

•	The terms of the merger represent a premium of 28 percent for Finish Line shareholders compared to the closing price of Finish Line’s shares of $10.55 as of March 23, 2018.

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•	This provides an excellent strategic fit for Finish Line and JD. Finish Line moves into a stronger position to compete as part of a global enterprise that leads in the industry. JD gains a significant physical and online retail presence with direct access in the US which they have long identified as a highly attractive growth opportunity.

•	Finish Line and JD together create a leading global, premium, multichannel retailer of sports, fashion and outdoor brands who embraces the latest online and in-store digital technology.

•	The combined purchasing power of Finish Line and JD, coupled with the strategic alignment with major international sportswear brands in North America, is expected, on completion, to enable the enlarged group to bring a highly differentiated multi-channel retail proposition to the US market.

•	Upon closing of the agreement, the Finish Line executive team will continue their involvement with the business.

The merger agreement is subject to Finish Line and JD shareholder approval of the merger, the receipt of all required regulatory approvals, and the satisfaction of other customary conditions to closing. The expected timeline to close on this agreement is no earlier than June 2018.

Advisors

Barnes & Thornburg LLP served as legal counsel to Finish Line. PJ SOLOMON served as lead financial advisor, Houlihan Lokey Capital, Inc. served as financial advisor and Faegre Baker Daniels LLP served as legal counsel to Finish Line’s Special Committee of the Board of Directors in connection with this transaction.

Barclays served as lead financial advisor to JD and Hughes Hubbard & Reed LLC, Addleshaw Goddard LLC and Taft Stettinius & Hollister LLP served as legal counsel to JD. Barclays, HSBC Bank and PNC Bank, National Association provided committed financing to JD for the transaction.

About The Finish Line, Inc.

The Finish Line, Inc. is a premium retailer that carries the latest and greatest shoes, apparel and accessories. Headquartered in Indianapolis, Finish Line runs approximately 930 branded locations in U.S. malls and shops inside Macy’s department stores. Finish Line employs approximately 13,000 associates who connect customers to sneaker culture through style and sport. Shop online at www.finishline.com or get access to everything on the Finish Line app. Also keep track of what’s fresh by following Finish Line on Instagram, Snapchat and Twitter.

Forward-Looking Statements

Statements in this press release regarding the proposed transaction between Finish Line and JD, the expected timetable for completing the proposed transaction, and the potential benefits created by the proposed transaction are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally can be identified by use of statements that include, but are not limited to, phrases such as “believe,” “expect,” “future,” “anticipate,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “potential,” “continue,” or other similar words or phrases. Similarly, statements that describe objectives, plans, or goals also are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Finish Line or JD. Finish Line cautions readers that a number of important factors could cause actual results to differ materially from those expressed in, implied, or projected by such forward-looking statements. Risks and uncertainties include, but are not limited to: the failure of the proposed transaction to close in a timely manner or at all; the effects of the announcement or pendency of the proposed transaction on the Company and its

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business; the nature, cost, and outcome of any litigation related to the proposed transaction; general economic conditions; Finish Line’s reliance on a few key vendors for a majority of its merchandise purchases (including a significant portion from one key vendor); the availability and timely receipt of products; the ability to timely fulfill and ship products to customers; fluctuations in oil prices causing changes in gasoline and energy prices, resulting in changes in consumer spending as well as increases in utility, freight, and product costs; product demand and market acceptance risks; the inability to locate and obtain or retain acceptable lease terms for the company’s stores; the effect of competitive products and pricing; loss of key employees; cybersecurity risks, including breach of customer data; the potential impact of legal or regulatory changes, including the impact of the U.S. Tax Cuts and Jobs Act of 2017; interest rate levels; the impact of inflation; a major failure of technology and information systems; and the other risks detailed in Finish Line’s Securities and Exchange Commission (SEC) filings. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. Investors and shareholders are also urged to read the risk factors set forth in the proxy statement carefully when they are available.

If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, the developments and future events concerning Finish Line and JD set forth in this press release may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document. We anticipate that subsequent events and developments will cause our expectations and beliefs to change. Finish Line assumes no obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, unless obligated to do so under the federal securities laws.

Additional Information for Shareholders

This communication relates to the proposed merger between Finish Line and JD. The proposed merger will be submitted to Finish Line’s and JD’s shareholders for their consideration and approval. In connection with the proposed merger, Finish Line and JD will file relevant materials with (i) the SEC, including a proxy statement of Finish Line, and (ii) the United Kingdom Listing Authority (UKLA) in the U.K., including a circular of JD. When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of Finish Line, and a circular will be mailed to the shareholders of JD. This communication is not a substitute for the proxy statement, circular, or other document(s) that Finish Line and/or JD may file with the SEC or the UKLA in connection with the proposed transaction. Finish Line’s and JD’s shareholders are urged to read the proxy statement and other documents filed with the SEC and the U.K. circular regarding the proposed merger transaction when they become available because they will contain important information about Finish Line, JD, and the proposed merger transaction itself. Finish Line’s shareholders will be able to obtain, without charge, a copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Finish Line’s shareholders also will be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail or telephone to Finish Line, Inc., 3308 N. Mitthoeffer Road, Indianapolis, Indiana 46235, Attention: Corporate Secretary, or by calling (317) 899-1022, or from Finish Line’s website at www.finishline.com under “Investor Relations – Financials & SEC Filings.” The information available through Finish Line’s website is not and shall not be deemed part of this document or incorporated by reference into other filings Finish Line makes with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Finish Line, JD, and their respective directors and certain of their officers may be deemed to be participants in the solicitation of proxies from Finish Line’s shareholders with respect to the special meeting of shareholders that will be held to consider the matters to be approved by Finish Line’s shareholders in connection with the merger transaction. Information about Finish Line’s directors and executive officers and their ownership of Finish Line’s common stock is set forth in the proxy statement for Finish Line’s 2017 annual meeting of shareholders, as filed with the SEC on Schedule 14A on June 2, 2017. Shareholders may obtain additional information regarding the interests of Finish Line and its directors and executive officers in the proposed merger, which may be different than those of Finish Line’s shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed merger, when filed with the SEC.

Barclays Bank PLC, acting through its Investment Bank (“Barclays”), which is authorized by the Prudential Regulatory Authority (PRA) and regulated in the United Kingdom by the PRA and the Financial Conduct Authority, is acting as

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financial advisor exclusively for JD Sports Fashion PLC and no one else in connection with the merger and will not be responsible to anyone other than JD Sports Fashion PLC for providing the protections afforded to clients of Barclays nor for providing advice in relation to the merger or any other matter referred to in this announcement.

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